UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/C
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CADBURY PLC
(Name of Subject Company)
CADBURY PLC
(Name of Person Filing Statement)
Ordinary Shares of 10p each
American Depositary Shares, each representing 4 Ordinary Shares, 10p per Ordinary Share
(Title of Class of Securities)
12721E102
(American Depositary Shares)
(CUSIP Number of Class of Securities)
Henry Udow
Chief Legal Officer & Group Secretary
Cadbury plc
Cadbury House, Sanderson Road, Uxbridge UB8 1DH
United Kingdom
01144 1895 61500
Copy to:
Creighton O’M. Condon
Shearman & Sterling (London) LLP
Broadgate West
9 Appold Street
London EC2A 2AP
United Kingdom
01144 20 7655 5000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
On Behalf of the Person Filing Statement)
☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXHIBIT INDEX

Exhibit	Description

99.1	Cadbury Announces Date of Presentation to Investors and Analysts — 7 December 2009

2